Exhibit 99.3

Letter to Bayer R&D Employees:

Dear R&D Leadership Community,

I hope this note finds you well! As you are all aware, we announced our intention to acquire Monsanto [link to press release] early last week. And having received their response, Bayer reconfirmed that it looks forward to engaging in constructive discussions with Monsanto regarding the proposed transaction. [link to press release]

I am participating in the investor road show to explain our business, the importance of agriculture and why innovation is so important to feeding our growing world. We were in London and Frankfurt last week and we are travelling to meet investors in Paris, Boston and New York this week. As you can imagine, our investors have a lot of questions on our vision for offering integrated solutions to growers across a range of crops as well as details in the pipelines of the two companies.

I know many of you have questions and concerns. And while I would like to answer all of those today, it’s still too early in this process to go into details. I do commit to communicating with you as often as frequently as possible both by email and also in Town Halls. In the meantime, I wanted to highlight a few of the questions I have heard over the last few days.

1.              What will happen to the current North American and Global Seeds headquarters?

The Global S&T and NA Commercial headquarters would be based in St. Louis, Missouri, but RTP remains an important location as well as other locations throughout the US. Right now, it’s too early in the process to further detail out the specifics and the best thing we can do is stay focused on delivery on our current business goals.

2.              How will the Monsanto brand and reputation in the market and with general consumers impact Bayer’s reputation and brand?

It is our strong belief that Bayer’s heritage of sustainability, transparency and corporate citizenship will make us the best possible owner for Monsanto’s business and will be an important prerequisite to bring both successful businesses forward.

3.              How will the Monsanto culture fit with the Bayer culture?

Both companies are driven by a strong culture of innovation and science. And that is required to address the main challenge in agriculture, namely the combat for affordable and healthy food.

It is an extraordinary opportunity for us to turn a great business into a world leader and deliver a transformational step in our life science focus. We are convinced that our heritage of transparency and sustainability allows us to transform Monsanto which can operate highly successful under the Bayer umbrella.

The question and answer tool is available and I encourage you to submit your questions. http://de.bayernet.cnb/en/service/news-overview/global/2016/05/23/qa-platform.aspx

In the meantime, here are a few things to remember as we move forward with this process.

•                  Social Media: Please also do not comment on Social Media. Please re-tweet the main tweet from @Bayer4Crops, particularly if you see these topics being mentioned in your online communities.

•                  Website: You should review the transaction website and feel free to direct others to this site for more information: www.advancingtogether.com

•                  Find a summary of the facts here. [link to FAQ]

For additional support, you can always email: project-team@bayer.com which is managed around the clock.

As we move through the next weeks and months it’s important we remain focused on our priorities at hand:

•                  Never compromising on safety and compliance

•                  Delivering on our 2016 scorecards

•                  Continuing to reassure and dialogue with our teams

Thank you again for your commitment and your understanding during this process.

Best regards,

[Signature]

Communication Guidelines

Please read the list of “Important DOs and DON’Ts” which will be distributed to all Bayer employees to help guide them in their conversations with business partners and colleagues.

IMPORTANT DOS AND DON’TS

DO perform your job as normal and in a ‘business as usual’ manner until there are further updates. We are committed to keeping you updated throughout the process	✓

DO continue to stay up-to-date on this potential combination by visiting the intranet and our dedicated transaction website which contains the most recent information www.advancingtogether.com	✓

DO refer customers, suppliers and other partners to our dedicated transaction website should they have questions. This website serves as an information resource and will continue to be updated as we move through the process

✓

DO direct all questions from third parties (e.g., media, public authorities, etc.) to the Communications Center email address: project-team@bayer.com	✓

DO ask questions if you are uncertain about any aspects of the potential transaction and its implications. You can use the Q&A platform available on the intranet or email project-team@bayer.com	✓

DON’T amend the contents or wording of any materials relating to the transaction. For legal reasons, it is critical to stick to the official messages	✗

DON’T speculate on the proposed transaction or its possible implications, either with your colleagues or with anyone you speak with outside the company, including on social media	✗

DON’T engage with Monsanto employees any differently than you would with employees of other competitors; if in any doubt, discuss with your manager prior to interaction	✗

DON’T exchange commercially sensitive information such as prices, information on products or future marketing plans with Monsanto employees; we have not reached an agreement with Monsanto on this transaction, and we must continue to operate as two separate companies

✗

DON’T create the appearance of a combined business, coordinate business decisions or align business behavior in the market with Monsanto, even informally; we have not reached an agreement with Monsanto on this transaction

✗

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.